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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of   September 30, 2000
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                                 GOLDCORP INC.
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                (Translation of registrant's name into English)


       145 King Street West, Suite 2700, Toronto, Ontario, Canada M5H 1J9
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                    (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ ]  Form 40-F [x]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                              .]
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               --------------------------
                                                      (Registrant)


Date    November 14, 2000                      By   Victoria K. Russell
     ---------------------------------            -----------------------
                                                       (Signature)*

____________________
*Print the name and title under the              Victoria K. Russell
signature of the signing officer                 Vice President, Legal Services